Annual Shareholder Meeting Results:
The Funds held their joint annual meeting of shareholders on July 19, 2012. Shareholders voted as indicated below:

	Affirmative	Withheld Authority
AllianzGI NFJ Dividend, Interest & Premium Strategy
Re-election of Hans W. Kertess – Class I to serve until the Annual Meeting for the 2015-2016 fiscal year	81,270,610	1,945,642
Re-election of William B. Ogden, IV – Class I to serve until the Annual Meeting for the 2015-2016 fiscal year	81,267,074	1,949,178
Deborah A. DeCotis, Bradford K. Gallagher, James A. Jacobson, John C. Maney†, and Alan Rappaport continue to serve as Trustees.

____________
† Interested Trustee